Exhibit 99.1

               Tevecap S.A. Announces Expiration of Exchange Offer

      SAO PAULO, December 14, 2004 - Tevecap S.A. (the "Company") today announced the successful completion of its exchange offer for an aggregate principal amount of up to US$48,022,000 of its outstanding 12.625% Senior Notes due 2004 (the "Existing Notes") which have been registered under the Securities Act of 1933 for the same principal amount of its 12.625% Senior Notes due 2009 (the "New Notes"). The exchange offer commenced on October 13, 2004 and expired at 5:00 p.m., New York City time, on December 10, 2004. As of 1:00 p.m., New York City time, on December 14, 2004, holders of approximately US$40.6 million principal amount, or 84.6%, of outstanding Existing Notes had tendered their Existing Notes.

      The Company intends delivery of the New Notes to take place as soon as possible. Following delivery of the New Notes, the Company intends to supplement the New Notes and the related indenture to provide for guarantees of the New Notes by certain of the Company's subsidiaries. In addition, the Company intends to initiate the process related to the exchange of the notes of the same class as the Existing Notes held by TVA Communications Ltd., a wholly-owned subsidiary of the Company.

                                      * * *

      THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL TO THE TERMS AND CONDITIONS OF THE REGISTRATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                      * * *

                  This notice is dated as of December 14, 2004.